SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                           ____________

                           SCHEDULE 13d
                          (Rule 13d-101)

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. ____)



                     nSTOR TECHNOLOGIES, INC.
_________________________________________________________________
                         (Name of Issuer)

                  COMMON STOCK  $0.05 PAR VALUE
_________________________________________________________________
                  (Title of Class of Securities)

                           67018N 10 8
_________________________________________________________________
                          (CUSIP Number)

       Joseph S. Reiss, 33 Bayberry Rd., Lawrence, NY 11556
                          (516)295-3536
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 30, 1996
_________________________________________________________________
     (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


                  (Continued on following pages)






                       (Page 1 of 4 Pages)



CUSIP NO.   67018N 10 8                         Page 2 of 4 Pages
-----------------------------------------------------------------

1.  Name of Reporting Person
    SS or I.R.S. Identification No. of Above Person

             JOSEPH S. REISS              ###-##-####
_________________________________________________________________
2.  Check the appropriate box if a member of a group
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3.  SEC Use Only

_________________________________________________________________
4.  Source of Funds
                          Personal Funds
_________________________________________________________________
5.  Check box if disclosure of legal proceedings
    is required pursuant to items 2(d) or 2(e)
                                                              [ ]
_________________________________________________________________
6.  Citizenship or Place of Organization

                         United States

=================================================================
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
_________________________________________________________________
7.  Sole Voting Power
                 928,613
_________________________________________________________________
8.  Shared Voting Power
                         -0-
________________________________________________________________
9.  Sole Dispositive Power
                       928,613
_________________________________________________________________
10. Shared Dispositive Power


=================================================================
11. Aggregate Amount Beneficially Owned by Each Reporting Person

                       928,613
_________________________________________________________________
12. Check Box if the Aggregate Amount in
    Row (11) Excludes Certain Shares
                                                              [ ]
_________________________________________________________________
13. Percent of Class Represented by Amount in Row (11)

                       4.97%
_________________________________________________________________
14. Type of Reporting Person

                       IN
_________________________________________________________________




                           SCHEDULE 13D

Item 1:   Security and Issuer

               Common stock, $.05 par value of nStor Technologies, Inc., a Delaware corporation, whose principal executive offices are located at 100 Century Blvd., West Palm Beach, FL.

               The percentages of beneficial ownership reflected in this Statement is based upon 18,670,477 shares of common stock outstanding as of December 31, 1996, which information has been obtained from the company's released statements.


Item 2:   Identity and Background

               a. Name: 1. Joseph Reiss 2. Brenda Reiss

               b. Residence: 33 Bayberry Rd., Lawrence, NY 11559

               c. Occupation and Address: 1. Physician 2. Psychologist

                    1. 10 Brower Ave., Woodmere, NY 11598
                    2. HAFTR School, Lawrence, NY 11559

               d. None
               e. None
               f. U.S.


Item 3:   Source of Funds

               Personal Funds


Item 4:   Purpose of Transaction

               Passive investment in the company


Item 5:   Interest in Securities of the Issuer

               a. Total number of shares beneficially owned by the Reiss family is 928,613, which represents 4.97% of the outstanding shares of common stock.

                    1. Joseph S. Reiss beneficially owns 747,313 shares of which 629,253 shares are personally owned, 88,060 as trustee of the Reiss Pension Plan and 30,000 shares as trustee of the Bayberry Trust.

                    2. Brenda Reiss is custodian for 181,300 shares of which 91,000 shares are beneficially owned by Jonathan Reiss and 90,300 shares by Daniel Reiss.

               b.   Each party above has sole voting power of shares.










                           page 3 of 4





               c. The following transactions were effected since the prior filing of Schedule 13D:


DATE        TRANSACTION       ACCOUNT           # SHARES        PRICE

9/9/96      BUY-Market      Reiss Pension        25,000         $1.20
10/1/96     SALE-Option     Reiss Pension       178,800         $0.70
12/10/96    SALE-Market     Joseph Reiss         25,000         $3.06
12/10/96    SALE-Charity*   Joseph Reiss         30,000         $3.12
12/23/96    SALE-Gift       Joseph Reiss         15,000         $2.25
12/30/96    SALE-Option     Reiss Pension       221,200         $0.70

* Shares contributed to the Bayberry Trust:  Joseph S. Reiss, Trustee


               d.   None

               e. Reiss ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on December 31, 1996.


Items 6. & 7.: Contracts etc.

                    None







          After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.



  March 13, 1997         /s/ Joseph Reiss          /s/ Brenda Reiss
_________________        _____________________     ______________________
Date                     Joseph Reiss              Brenda Reiss
























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